Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 1)*

Concord Milestone Plus, L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Christopher K. Davis

Everest Properties

199 S. Los Robles Ave., Suite 200

Pasadena, California 91101

(626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

12/31/03

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             This Amendment No. 1 is filed to amend the Statement on Schedule 13D filed by Everest Properties, LLC and the other Reporting Persons identified therein, on June 5, 2009, in order to supplement Item 5 of the initial Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented with the following information.

Prior acquisitions of Units by Everest Management or Everest Properties that may have required an amendment to the Schedule 13G filed regarding the Issuer by KM Investments, LLC on May 5, 2000, are set forth below:*

(i) during calendar year 2003, Everest Management acquired approximately 43,490 units of each of Class A and Class B Units;

(ii) during calendar year 2004, Everest Management acquired approximately 1,700 units of each of Class A and Class B Units;

(iii) during calendar year 2005, Everest Management acquired approximately 12,000 units of each of Class A and Class B Units;

(iv) during calendar year 2006, Everest Management acquired approximately 16,180 units of each of Class A and Class B Units;

(v) on February 28, 2007, all of the membership interests in KM Investments, LLC, were acquired by Everest Properties, LLC, with W. Robert Kohorst possessing the sole power to vote or dispose of the approximately 98,068 Class A and Class B Units then held by KM Investments, LLC; and,

(vi) on December 1, 2008, Everest Properties acquired 98,068 Class A Units, and 98,284 Class B Units from KM Investments, LLC.

On May 22, 2009, by filing the preliminary proxy statement described in Item 4, Everest Management and Everest Properties became ineligible to file reports on Schedule 13G.

* Unit numbers are described as approximate because, although Unit holders generally held the same number of Class A and Class B Units, and they were acquired simultaneously, subsequent information from the Issuer has resulted in minor corrections in the number of Class B Units held.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2009

EVEREST PROPERTIES, LLC
By:	/s/ Christopher K. Davis
Name:	Christopher K. Davis
Title:	Vice President and General Counsel

EVEREST MANAGEMENT, LLC
By:	/s/ Christopher K. Davis
Name:	Christopher K. Davis
Title:	Vice President and General Counsel

/s/ W. Robert Kohorst
W. Robert Kohorst

/s/ David I. Lesser
David I. Lesser